ONĒVA™

Caring For Yours Like They're Ours™

Incubated by Microsoft Benefits

Anita Darden Gardyne



ONĒVA

VALUE PROPOSITION AND VISION

Onēva is the only in-home platform developed for global enterprise:

- Targets privacy, security, and accessibility standards,
- Supports a global workforce with changing demographics,
- Manages enterprise care subsidies.


ONĒVA™
Concierge Care Services

Infant to elder care, housecleaning, and other in-home services offered as a Voluntary Benefit.

ONĒVA

THE PROBLEM

43% of professional women with children leave the workforce.


25

Talent acquisition and retention challenge enterprise employers **globally**.

THE SOLUTION: ONĒVA CONCIERGE CARE

COMPANIES


ONĒVA

- Customizable services, subsidy, purchasing/ billing, and reporting,
- Compliance,
- Minority/woman spending credits.

EMPLOYEES


ONĒVA
Bob, How Can We Make Your Day Better?
Event Dashboard
Help
Cancel
Add

- Slate of matched, trusted FBI background checked caregivers,
- 24/7 live concierge,
- Nuanced, customer-centric work flows.

CAREGIVERS


ONĒVA
Bob, Let's Manage Your Jobs
Events
Event Dashboard
Help
Hold

- Free curated video,
- Living wages,
- Tech-enabled safety, timeliness and reliability.

USING THE ONĒVA CREDENTIAL MANAGEMENT SYSTEM

ONĒVA

Call 1-800-971-3053 | Logout

SELECT FROM MATCHING VERIFIED PROVIDERS:


YouTube

Bilane B.
Experience working with children with autism.

Early Child Development AA Degree.

Over 3 Years experience in Eldercare.

Provides care in the North, East, and South Bay.

$27.00 / Hour

Close | +FAV | Select

Unified Background	Trustline	California Department of Social Services	View
Certificate	First Aid	American Red Cross	View
Certificate	Adult/Child CPR	American Red Cross	View
License	Driver's License	State of California DMV	View
Degree	Associate's of Arts Degree in Psychology	College of Alameda	View
Self-Certify	Ethiopian	Language	View
Experience-Full Time	ABA Instructor	In Home Care	View
Experience-Part Time	Caregiver	In Home Care	View
Degree	Bachelor's of Arts in Humanities	San Francisco State University	View

BROAD CROSS-MARKET APPEAL FROM BOOMERS AND MILLENIALS



US Market Revenue Projections
$Billions
300
250
200
150
100
50
0
2015
2020
2025
Year
Pet Care
Massage
Elder Care
Child Care
Housecleaning

ONĒVA

REAL WORLD USE CASE FROM 2017 SF MICROSOFT PILOT

Our best client:

- Onēva supported a Microsoft family with five children under six for 10 months to ready their infant twins for childcare,
- They relocated from South Bay to Marin based on our commitment to support them, which we did.
- Billable hours ranged from $2,500-$4,000 per month, paid with personal credit card.

HOW WE MAKE MONEY



- Stipend



- Credit Card
- Payroll Deduction
- FSA Reimbursement


$
$
$
$

ONĒVA™

- Margin



- Living Wage

COMPETITIVE LANDSCAPE


FBI Background Checked
ONĒVA™
Bright Horizons
FAMILY SOLUTIONS
Google
urbansitter
amazon
Compliance
Low
Number of Services
High
Care.com
Google
Teenage Neighborhood Babysitter
No Background Check

Onēva is the **only** Platform as a Service delivering in-home care as a compliant employer-provided benefit.

PIPELINE VIA NATIONAL MINORITY SUPPLIER DIVERSITY COUNCIL

Prospect

- Starbucks Coffee
- Federal Reserve Bank of San Francisco
- IBM
- Chevron
- Merck

Qualified Prospect

- Intel
- NTT
- Genentech

In Process

- Microsoft Corporate
- Oracle

Delivering

- Microsoft SF Bay Area

ONĒVA

THE RIGHT TEAM



Anita Darden Gardyne
CEO & Co-Founder



Bob Gardyne
CTO & Co-Founder



Will Carpenter
Engineering Manager



Ron Colombo
Sr. Software Engineer



Bilaine Beyene
HR Associate

SR ADVISORS:

Allan T. Young	Investor
Chris Yeh	Investor
Bo Pitsker	Investor
F. Hernandez	Microsoft

ASK

Initial $107,000 raise now on a Simple Agreement for Future Equity (SAFE)

- $15M valuation cap
- Raised over $1.5M on five convertible notes

USE OF FUNDS

1. Intend to complete native app and network security and privacy enhancements.
2. Intend to contract and rollout up to four enterprise customers and employees of 20,000+ in the San Francisco Bay Area.